Exhibit 4: Organizational Structure

HR Ratings
Ownership structure


Alberto Isaac Ramos Suárez
José Aníbal Habeica Villanueva
50%
50%
HR Ratings de México, S.A. de C.V.
100%
HR Ratings, LLC

HR Ratings® Credit Rating Agency



Head of Compliance
Board of Directors
Managing Director Chief Risk Officer
Chairman of the Board
Vice Chairman of the Board
CEO
DAE Contadores SC External Financial Advisors
Managing Director Chief Business Development
Deputy Chief Credit Officer
Managing Director Chief Credit Officer (Independent Consultant)
Senior Executive Director Public Finance and Sovereing Debt
Senior Executive Director Public Finance and Infrastructure
Corporates Sr. Executive Director /ABS
Executive Director Corporates/ABS
Admin. Director
Human Resources Director
IT Asociate Director
Associate Director PF
Director of Public Finance and Infrastructure
Director of Financial Institutions
Associate Director Metodology and Criteria
Compliance Manager
Administration Manager
Human Resources Manager
Manager BD
Manager BD
Manager BD
Operations Manager
Manager PF
Manager PF
Corporates Manger
Manager FI
Manager FI
Compliance Sr. Associate.
Sr. Associate TI
Operations Associate
Associate PF
Infrastructure Associate
Associate FI
Associate FI
Economics Sr. Associate
Risk Associate
Logistics Associate
Associate BD
Economics Associate
Sr. Analyst PF
Sr. Analyst FI
Sr. Analyst FI
Sr. Analyst FI
Sr. Analyst FI
Sr. Analyst MC
Admin Analyst
Analyst RH
Operations Analyst
Editor
6 Public Finacne Analyst
Infrastructure. Analyst
6 Corporates Analyst
12 Financial Intitutions Analyst
C. of the Board Assistant
Admin Assistant
Recepction ist
Assistant BD
2 Back Office Assistant
CEO Assistant
V. C. of the Board Assistant
2 Logistics
IT Intern
Public Finance Intern
Inter
Inter
Inter